Aubrey B. Patterson
Chairman of the Board
and Chief Executive Officer
October 26, 2007
Via EDGAR and U.S. Mail
Christian N. Windsor
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	BancorpSouth, Inc.
Definitive 14A
Filed April 25, 2007
File No. 01-12991
Dear Mr. Windsor:
          Set forth below are the responses of BancorpSouth, Inc. to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission, dated September 26, 2007, with respect to the above-referenced filing.
          For your convenience, we have repeated the Staff’s written comments below prior to our responses. Responses that indicate revisions to our disclosure are intended to reference changes we are undertaking to make to our Proxy Statement relating to the Annual Meeting of Shareholders to be held in 2008.
Executive Compensation and Stock Incentive Committee
          1. Please describe the functions and activities performed by Watson Wyatt including the nature and scope of the consultant’s assignment and any instructions given by the Committee to the consultant. Refer to Item 407(e)(3)(iii) of Regulation S-K.
          In 2006, we engaged Watson Wyatt Worldwide to provide multiple services, including substantive consultation services with respect to general compensation, health, welfare and retirement benefits. In addition, Watson Wyatt is the actuary for our pension plan. Since 2001, the Executive Compensation and Stock Incentive Committee has separately engaged Watson Wyatt to review our executive compensation programs, advise the committee with respect to the
P.O. Box 789• Tupelo, Mississippi 38802-0789• (662) 680-2422• FAX (662) 680-2006

Christian N. Windsor
October 26, 2007

aggregate level of compensation of our executive officers and advise the committee on the mix of elements used to compensate our executive officers.
          In performing its services in 2006, Watson Wyatt interacted collaboratively with the Executive Compensation and Stock Incentive Committee and senior management. Watson Wyatt’s analyses and reports were provided contemporaneously to both the chairman of the committee and to management to facilitate review and discussion. The committee instructed Watson Wyatt to prepare an analysis of the market competitiveness of base salary, annual bonus opportunity and long-term incentive opportunity for our senior management. In response, Watson Wyatt conducted an in-depth market analysis and based on this analysis made additional recommendations regarding Mr. Patterson’s position as Chairman and Chief Executive Officer and Mr. Kelley’s position as President and Chief Operating Officer that was based on a combination of:
•	An analysis of definitive proxy statements (by “pay rank” and “matched positions”) covering the peer group, which examined base salary, annual bonus, total cash compensation, long-term incentive opportunity and total direct compensation (salary plus bonus and long-term incentive opportunity); and

•	An analysis using key bank industry surveys (primarily provided by Watson Wyatt and Mercer) comprised of similarly-sized banking organizations.
          Watson Wyatt provided the chairman of the Executive Compensation and Stock Incentive Committee with a detailed report that summarized the market data and provided the committee with observations as to our relative competitiveness in comparison to both the peer group and the overall relevant bank industry marketplace based on Watson Wyatt’s interpretation and synthesis of the various components of market data.
          In addition, the Executive Compensation and Stock Incentive Committee relied on Watson Wyatt for the following:
•	In collaboration with legal counsel and accounting professionals, assistance with regulatory compliance (e.g., compliance with Section 162(m) of the Internal Revenue Code and FAS 123R);

•	Development of long-term incentive compensation strategy;

•	Development and update of peer group in light of industry consolidations; and

•	Research of issues and presentation of alternatives on topics of interest to the committee.
          We intend to add to the 2008 Proxy Statement disclosure consistent with this description.
Director Independence
          2. Please discuss any transactions between the named directors and BancorpSouth and its affiliates and subsidiaries that you considered in making your independence

Christian N. Windsor
October 26, 2007

determination. Please see Item 407(a)(1) and (3) and Instruction 3 to Item 407(a) of Regulation S-K.
          The Board of Directors discussed the following relationships and transactions in making its independence determinations with respect to each director identified as independent and determined that none of these relationships or transactions precluded any such directors from being independent:
•	Bob Nolan and Madison Murphy are first cousins;

•	Travis Staub’s daughter is employed by BancorpSouth Bank as First Vice President, Student Loan Manager, which is not an executive position;

•	Lashlee-Rich, Inc., a private company for which T. O. Lashlee serves as Chairman, from time to time performs construction work on some of BancorpSouth Bank’s branches; however, the Board of Directors determined that the amount we paid to Lashlee-Rich in 2006 ($23,566) was not material remuneration affecting Mr. Lashlee’s independent judgment;

•	Mitchell, McNutt and Sams, P.A., a law firm of which Guy Mitchell is a partner, provides legal services for some of BancorpSouth Bank’s branches; however, the Board of Directors determined that the amount we paid to Mitchell, McNutt and Sams in 2006 (less than $1,100) was not material remuneration affecting Mr. Mitchell’s independent judgment;

•	Furniture Brands International, Inc., a public company the stock of which listed on the New York Stock Exchange for which W. G. Holliman, Jr. is Chairman and Chief Executive Officer, leased office space at BancorpSouth Bank’s main office building in Tupelo, Mississippi and paid rent to us; however, the Board of Directors determined that the amount paid to us by Furniture Brands in 2006 ($16,080) was not material remuneration affecting Mr. Holliman’s independent judgment; and

•	Aubrey Patterson serves on the Board of Directors of Furniture Brands International.
          Mr. Lashlee meets the independence standards for the New York Stock Exchange but does not meet the independence standards under Section 162(m) of the Internal Revenue Code. In serving on the Executive Compensation and Stock Incentive Committee, Mr. Lashlee does not participate in the determination of performance-based awards qualifying as such under Section 162(m).
          We intend to add to the 2008 Proxy Statement disclosure consistent with this discussion.
Compensation Discussion and Analysis – Compensation Process
          3. Please disclose [the] Committee’s analysis of the information contained in the total compensation profiles to explain how the evaluation of this information impacted the Committee’s determination of specific awards for the fiscal year or modifications to the manner in which you implement your compensation program.

Christian N. Windsor
October 26, 2007

          The Executive Compensation and Stock Incentive Committee determined specific awards for 2006 through a qualitative analysis beginning from a base of objective market information. First, Watson Wyatt provided a memorandum to the chairman of the committee that included a detailed market analysis and observations of market competitiveness of the Chief Executive Officer’s and Chief Operating Officer’s base salary, target bonus opportunity and long-term incentive opportunity. The committee then reviewed this objective market information as a check to ensure that the current compensation and potential increases were within an acceptable competitive range. In addition, the committee analyzed factors such as our past and expected future performance, past and expected future individual performance, career objectives, retention considerations, the current business environment and anticipated changes, and our near-term and long-term business strategies. In other words, objective and financial information were combined with qualitative (i.e., subjective) considerations. Adjustments to base compensation, target annual bonus award opportunities and the quantity and form of long-term incentive award opportunities were made with a view to providing incentives that would encourage the performance that is desired to achieve our business objectives.
          We intend to add to the 2008 Proxy Statement disclosure consistent with this discussion.
          4. Please clarify the nature of your benchmarking activities. If you have benchmarked different elements of your compensation against a subset of the peer group or a different group of comparator companies, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Also, please discuss how your internal review of these companies’ compensation programs impacted the awards you made during 2006.
          The Executive Compensation and Stock Incentive Committee reviewed compensation data but did not set executive compensation in accordance with a specific benchmark. Instead, it reviewed the executive compensation of our peer group to ensure that the current compensation and potential increases for our executive officers were within an acceptable competitive range. The committee did not use a peer group subset in its analysis. As part of this process, the committee reviewed proxy disclosures and compensation survey data. The proxy review analysis included the following:
•	The pay levels and practices of the peer group of bank holding companies selected by the committee;

•	The Chief Executive Officer’s and the Chief Operating Officer’s positions from both a “pay rank” perspective (e.g., highest paid and second highest paid) and a “position match” perspective (e.g., Chairman and Chief Executive Officer, President and Chief Operating Officer);

•	Base salary, annual bonus (both target opportunity and bonus actually paid), total cash compensation (salary plus bonus), long-term incentive opportunity and total direct compensation (salary plus bonus and long-term incentive opportunity); and

Christian N. Windsor
October 26, 2007

•	Both descriptive statistics (e.g., 25th, 50th and 75th percentiles) for the primary comparators and our percentile ranking versus the peer group primary comparators for each pay element. Similar data was compiled for the reference comparators, but was not incorporated into the descriptive statistics or the percentile rankings. The primary comparators were organizations that were within a range of approximately one-half to two times our asset size and the reference comparators were organizations that were outside of that range. The primary and reference comparators were as follows:
-	Primary comparators: BOK Financial Corporation; The Colonial Bancgroup, Inc.; Cullen/Frost Bankers, Inc.; First Citizens Bancshares, Inc.; Firstmerit Corporation; Fulton Financial Corporation; Mercantile Bancshares Corporation; The South Financial Group, Inc.; Trustmark Corporation; and Whitney Holding Corporation.

-	Reference comparators: AmSouth Bancorporation; Compass Bancshares, Inc.; First Horizon National Corporation; Hibernia Corporation; and Synovus Financial Corp.
          In its review of compensation survey data, the Executive Compensation and Stock Incentive Committee used nationally recognized bank industry surveys (primarily surveys provided by Watson Wyatt and Mercer) reflecting similarly-sized banking organizations. Watson Wyatt provided the committee with comparisons using both a straight-line regression analysis, which related compensation to the asset size of the banking organization, and an “asset group” analysis, which examined pay data for the banking organizations falling within set asset-size groupings. This review included the following:
•	An examination for the Chairman and Chief Executive Officer and the President and Chief Operating Officer positions, as well as other selected senior management positions;

•	An examination of base salary, annual bonus target opportunity and long-term incentive opportunity; and

•	A calculation of descriptive statistics reflecting the 25th, 50th and 75th percentiles of the participant data.
          We intend to add to the 2008 Proxy Statement disclosure consistent with this discussion.
          5. Please analyze and disclose how BancorpSouth applied its compensation philosophy and the objectives of the compensation program in making compensation awards during the reported period. Provide a more detailed analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, disclose how you determined the amounts you awarded under the annual incentive compensation program. Describe the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the Committee considered in determining specific payout levels for 2006. Consider providing a specific example of how the methodology you use to award this form of compensation works in practice. Similarly, analyze of [sic] how you determined the amount and number of long-term equity incentives. Also, provide a quantitative and qualitative analyses of the factors the Committee considered in making specific compensation awards and provide

Christian N. Windsor
October 26, 2007

additional insight into the reasons why the Committee believes that the amounts you paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. See Item 402(b)(1)(v) of Regulation S-K.
          In 2006, the Executive Compensation and Stock Incentive Committee applied our compensation philosophy and objectives primarily in the use of performance-based pay elements, particularly through annual and long-term incentive opportunities. In addition, the committee set base salary in reference to a combination of individual performance and our overall performance. The committee endeavored to understand competitive pay and compensation opportunities for similarly situated executive officers of comparable bank holding companies and to provide reasonably competitive compensation within the context of our achievements. The committee determined the amounts of base salary increases for our executive officers after consideration of:
•	The executive officer’s pattern of achievement with respect to the budget and business plan performance in his/her area(s) of responsibility and overall managerial effectiveness with respect to planning, personnel development, communications, regulatory compliance and similar matters;

•	Competitive pay levels for similarly situated executives in comparable bank holding companies;

•	The current level of the executive officer’s base salary in relation to market competitive salary levels;

•	Marketplace trends in salary increases (both geographical and by industry); and

•	Consideration of our overall performance and aggregate cost affordability, retention risks, fairness in view of our overall salary increases and the executive officer’s potential for future contributions to the organization.
          The Executive Compensation and Stock Incentive Committee determined the amount of annual incentive award opportunities and the actual awards paid to our executive officers after consideration of:
•	Competitive award opportunities for similarly situated executives in comparable bank holding companies;

•	The nature of the executive officer’s position and scope of responsibilities. Moreover, the executive officer’s performance goals were tailored to either our overall performance or business unit performance, depending on the scope of the executive officer’s responsibilities;

•	Our business environment and positioning in comparison to key competitors, as well as our near-term business plan and longer-term business strategy, which were the basis for establishing performance goals; and

•	The actual performance achieved in comparison to the goals established for the period.

Christian N. Windsor
October 26, 2007

          For equity compensation, the Executive Compensation and Stock Incentive Committee considered many of the same factors discussed above. Such awards were limited to executive officers who were responsible for long-term investment, operating or policy decisions and to executive officers who were instrumental in implementing those decisions. In determining the total number of options to be granted, the committee considered the number of available shares under our 1994 Stock Incentive Plan, but had no fixed formula for determining the total number of options to be granted. In selecting the award recipients and determining the level of stock option grants made in 2006, the committee utilized market competitive data. It also considered the (i) present scope of responsibility of the executive officer, (ii) degree to which the business units influenced by the executive officer contributed to our profits, (iii) degree to which asset quality and other risk decisions were influenced by the executive officer’s direction, (iv) number of awards currently held by the executive officer, and (v) long-term management potential of the executive officer. No single factor was weighed more heavily than any other factor in determining the amount of stock option grants.
          Equity compensation awards for 2006 and in prior years were based on shareholder return as the sole performance objective. Stock options were the sole form of equity compensation awarded for 2006. Vesting was earned by continued employment over a period of three years. However, we amended our long-term incentive plans and obtained shareholder approval to enable us to provide awards that include performance criteria other than increase in market value. In 2007, the committee awarded a combination of stock options and performance shares. Performance shares were issued to focus executive officers on achievement of financial and operating performance goals that are set forth in our 1994 Stock Incentive Plan (and discussed in more detail in our response to Item 6 below). These performance goals are intended to have a positive impact on our longer-term performance. Performance share values were determined at the end of a three-year award cycle. For 2007, the long-term incentive mix was:
•	40% comprised of stock options under which the nature of performance and the value of the earned award were solely based on stock price appreciation; and

•	60% comprised of performance shares under which the number of shares earned were tied to our financial and operating performance over the duration of the award cycle.
          Annual cash incentive payments are awarded under the BancorpSouth, Inc. Executive Performance Incentive Plan, as amended, or the BancorpSouth, Inc. Home Office Incentive Plan. These programs are discussed further in response to Item 6 below. Awards under the Executive Performance Incentive Plan and Home Office Incentive Plan were given in 2006 to provide a cash bonus opportunity that was a percentage of each Named Executive Officer’s base salary, as follows:

Christian N. Windsor
October 26, 2007

		Award Opportunity as a Percentage of
		Salary*
Executive Officer	Annual Incentive Plan Participation	Threshold	Target	Outstanding
Aubrey B. Patterson	Executive Performance Incentive Plan	33%	100%	200%
L. Nash Allen, Jr.	Home Office Incentive Plan	15%	45%	90%
James V. Kelley	Executive Performance Incentive Plan	25%	75%	150%
Michael L. Sappington	Home Office Incentive Plan	17%	50%	100%
W. Gregg Cowsert	Home Office Incentive Plan	17%	50%	100%

*	Straight-line interpolation used to determine award opportunities for performance between goal levels.
          Specific awards were structured with performance goals that were targeted to each executive’s role and scope of responsibility in the organization. For some individuals, the performance goals are based entirely on overall company performance. For others, a portion of performance is also measured by goals that are tied to the area of the individual’s responsibility. For our Named Executive Officers, performance goals were blended as follows:

	Performance Criteria
	Overall BancorpSouth	System-wide Community Bank
Executive Officer	Performance	Performance	Net Chargeoffs
Aubrey B. Patterson	100%	0%	0%
L. Nash Allen, Jr.	100%	0%	0%
James V. Kelley	100%	0%	0%
Michael L. Sappington	75%	25%	0%
W. Gregg Cowsert	75%	0%	25%
          The Executive Compensation and Stock Incentive Committee established the performance goals set below for the Named Executive Officers with respect to the performance criteria. The targeted amounts for each performance goal are incorporated into our fiscal budget.

Performance Goal	Threshold Amount		Target Amount		Maximum Amount
Growth in Average Deposits	$9,376,000,000		$10,644,000,000		$11,460,000,000
Return on Average Equity	10.29%		12.11%		13.93%
Net Chargeoffs	0.275	% of Loans	0.25	% of Loans	0.225	% of Loans
With respect to system-wide community bank performance, the performance goal is based on the community bank financial budget for net income, loan growth, deposit growth and non-interest income. The portion of the target bonus that is based on this performance criterion is earned if 100% of the budgeted amount is achieved for each of these items. The maximum bonus is earned if 105% of budget is achieved. The threshold requirement is 90% of budget.
          Based on our actual performance in 2006, the cash incentive bonus payment represented 120% of the respective target awards. For Messrs. Cowsert and Sappington, the portion of their cash incentive bonus payment varied as a result of the blending of their specific areas of responsibility with company-wide performance. The committee set similar performance targets for 2007.

Christian N. Windsor
October 26, 2007

          We intend to add to the 2008 Proxy Statement disclosure consistent with this discussion.
          6. To the extent you made awards under the Home Office Incentive Program, please disclose in your Compensation Discussion and Analysis the factors you considered in granting specific awards under this program. For example, please disclose any specific acts of discretion exercised by the Committee. Also, please clarify whether awards made under Home Office Incentive Program impact or are impacted by awards made under the Executive Performance Incentive Program. Please refer to Item 402(b)(1)(iii) and (v) and Item 402(b)(2)(vi) of Regulation S-K.
          The Home Office Incentive Plan and the Executive Performance Incentive Plan are similar but separate programs. Employees are eligible for either one program or the other, but not both. The Home Office Incentive Plan covers approximately 60 key management employees who are selected by our Board of Directors and does not impact the awards generated under the Executive Performance Incentive Plan. Participation in the Executive Performance Incentive Plan is limited to the two executive officers whose compensation is subject to the deduction limitations of Section 162(m) of the Internal Revenue Code. The Executive Performance Incentive Plan is administered by a subcommittee of the Executive Compensation and Stock Incentive Committee who are independent under all applicable standards. Employees who are not eligible for the Executive Performance Incentive Plan may participate in the Home Office Incentive Plan. Awards issued under the Executive Performance Incentive Plan are intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. The Executive Performance Incentive Plan includes provisions and limitations that are required by Section 162(m) of the Internal Revenue Code. Awards granted under the Home Office Incentive Plan and the Executive Performance Incentive Plan during 2006 had the following characteristics:
•	The awards generated under the Home Office Incentive Plan and the Executive Performance Incentive Plan were based on our performance during 2006 with respect to growth in average deposits and other funding sources, and return on average equity. These metrics were selected because of their relationship to shareholder value. Performance goals using these metrics were established and were applied consistently to all participants of both plans;
•	The award opportunities provided to each participant under the Home Office Incentive Plan and Executive Performance Incentive Plan were established on the basis of the participant’s role and level in the organization, his/her potential to make significant contributions to our success and market competitive levels for similarly situated positions in comparable banking organizations.
-	Executive Performance Incentive Plan: Awards were made by the Executive Compensation and Stock Incentive Committee in consultation with Watson Wyatt based on growth in average deposits and other funding sources and return on average equity. Performance goals and measurements were based on objective criteria, which

Christian N. Windsor
October 26, 2007

is more fully discussed in response to Item 5. Subjective criteria and qualitative measurements cannot be applied to increase a payout under an Executive Performance Incentive Plan award. The committee may in its discretion, however, reduce a payout that otherwise would be earned under the objective criteria. No discretion was applied to award payouts for 2006 performance under this plan.

-	Home Office Incentive Plan: Awards were made by the Executive Compensation and Stock Incentive Committee based on recommendations from the Chief Executive Officer. Payments under this plan can be increased or decreased in the discretion of the committee, based on subjective and qualitative factors. No discretion was applied to award payouts for 2006 performance under this plan.
•	The relationship between performance goals and amount of award earned was set forth in a matrix which specified the target award opportunity for performance criteria.

•	The actual performance achieved was compared to the goals established for the year, and the award earned was determined for each participant. For participants of the Executive Performance Incentive Plan, the committee certified the achievement of performance goals in writing, as is required.

•	Awards and performance for our Named Executive Officers in 2006 are more fully discussed in our response to Item 5.
     We intend to add to the 2008 Proxy Statement disclosure consistent with this disclosure.
          7. Please address material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release No. 33-8732A. For example, please disclose the material differences in the compensation of Mr. Patterson under the non-equity incentive plan and the option award made on November 1, 2006 as compared to that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.
          The Executive Compensation and Stock Incentive Committee believes that the overall compensation for our Chief Executive Officer and Chief Operating Officer is competitive with our peer group and is commensurate with the responsibilities assigned to their respective positions. Compensation for our other executive officers is comparatively less than the compensation for similarly situated officers in the peer group. Otherwise, our compensation policies are consistently applied for all of our officers. The difference between the award opportunities granted to Mr. Patterson as compared to Mr. Kelley, and to Messrs. Patterson and Kelley as compared to our other executive officers, is a reflection of differences in the level and scope of responsibility of their respective positions, and the market’s pattern of providing progressive award opportunities at higher levels.
          We intend to add to the 2008 Proxy Statement disclosure consistent with this disclosure.
Employment Contracts and Change in Control Arrangements

Christian N. Windsor
October 26, 2007

          8. Please describe and explain how BancorpSouth determined that the payment and benefit levels under the various employment agreements and change of control arrangements were appropriate. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.
          We implemented Change in Control Agreements with certain of our executive officers in 1999 at a time when “golden parachute” agreements were common in the marketplace to protect executives in the wave of consolidation in the banking industry. Common speculation at that time suggested that we were a potential takeover target. We have consistently been conservative in our compensation philosophy and, at that time, we had no change in control protections for key management. In general, we believed that the relatively modest payouts and “double-trigger” feature of the agreements were appropriate to provide economic protection to the executives who would be most vulnerable in a change in control without unduly diminishing the return that would be provided to shareholders. The change in control agreements do not provide “walk-away” rights. The Executive Compensation and Stock Incentive Committee believes that the Change in Control Agreements are still needed to address a business contingency, and takes such arrangements into consideration in its compensation philosophy.
          We intend to add to the 2008 Proxy Statement disclosure consistent with this discussion.
          We do not have written employment agreements with our executive officers, as is disclosed in our Proxy Statement relating to the Annual Meeting of Shareholders held in 2007.
          9. Please describe how the Committee determined that the single trigger feature of the Stock Bonus Agreement with Mr. Patterson was consistent with your compensation program. Please refer to Item 402(b)(1)(vi) and Item 402(b)(2)(xv) of Regulation S-K.
          Mr. Patterson’s stock bonus agreement was implemented at a time when such arrangements were common and it became fully earned and vested in 2006. This program was not renewed and, therefore, we do not intend to provide additional disclosure in the 2008 Proxy Statement relative to it.
Nonqualified Deferred Compensation
          10. Please discuss the investment options, vesting provisions, compounding provisions and payout options available under this program. Please refer to Item 402(i)(3) of Regulation S-K.
          We maintain three separate nonqualified deferred compensation arrangements for our executive officers. These programs supplement our tax-qualified plans, our Retirement Plan and

Christian N. Windsor
October 26, 2007

our Amended and Restated Salary Deferral — Profit Sharing Employee Stock Ownership Plan, as the Internal Revenue Code limits the amounts that can be accrued in a qualified plan for highly paid executives. These programs are subject to the rules under section 409A of the Internal Revenue Code and are currently undergoing review and revision for compliance with the final regulations that were recently issued by the Treasury Department. Modifications to the distribution provisions under these plans will likely be required for compliance with Section 409A.
          Deferred Compensation Plan. This plan permits eligible employees to elect to defer a portion of their compensation. We do not make a matching or other contribution under this plan. Amounts deferred are credited with interest each year at the rate of U.S. Treasury ten-year maturity notes as of the last day of the year. Participant accounts are always vested and distributions are made upon termination of employment unless the participant elects at the time of enrollment for a later payment date.
          Restoration Plan. This plan provides a supplement to our pension plan for amounts that exceed the statutory limits on qualified plans under the Internal Revenue Code. This plan applies to compensation earned in excess of the limitation of Section 401(a)(17) of the Internal Revenue Code (i.e., $220,000 in 2006 and $225,000 in 2007). It also provides benefits that would otherwise be reduced by the annual limitation on annuity payments under Section 415 of the Internal Revenue Code (i.e., $175,000 in 2006 and $180,000 in 2007). Benefits are calculated on the average compensation earned by the participant over the final three years of employment but are forfeited if the participant has not earned five years of vesting service under our pension plan. Benefits are paid out of our general assets and are not dependent on investment returns or interest earned. As currently in effect, benefits are paid at the same time as benefits under our pension plan and can be elected in the form of either a lump sum or an annuity.
          Supplemental Deferred Compensation Program. This plan provides a benefit only if the employee remains employed by us until retirement at age 65, except in the case of death or disability. For employees who are approved for early retirement after age 55, benefits are reduced by 5% for each year prior to age 65. The benefit is calculated as 15% of the employee’s average compensation for his or her final three years of employment. This amount is paid annually in equal monthly installments for a period of ten years following retirement. The benefit is forfeited if the employee terminates employment prior to retirement for reasons other than death or disability. Benefits are paid out of our general assets and are not impacted by investment returns or interest earned.
          The Executive Compensation and Stock Incentive Committee is aware that compensation increases for executive officers have the effect of enhancing benefits under the Restoration Plan and the Supplemental Deferred Compensation Program. These are defined benefit programs that are based on average compensation over three years. Salary and bonus increases tend to have only a modest compounding impact on total amounts received by executives. Watson Wyatt, in its capacity as benefits consultant and pension actuary, provides us with relevant information so

Christian N. Windsor
October 26, 2007

that the committee is able to consider the compounding effect of compensation adjustments under these programs.
          We intend to add to the 2008 Proxy Statement disclosure consistent with this discussion.
Potential Payments Upon Termination or Change in Control
          11. Please, explain the impact of the various termination events upon the vesting of equity compensation. Please refer to Item 402(j)(1 and 2) of Regulation S-K.
          Equity awards are generally forfeited upon an executive’s termination of employment but are fully vested in the event of an executive’s approved retirement, death or disability.
          We intend to add to the 2008 Proxy Statement disclosure consistent with this explanation.
Director Compensation
          12. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
          We intend to add to the 2008 Proxy Statement the requested disclosure in the form of a cross-reference within footnotes (3) and (4) related to the “Fees Earned or Paid in Stock” and “Option Awards” columns of the Director Compensation table to the following effect:
          “The assumptions used in calculating the accrued values are set forth in Note 15 to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.”
Certain Relationships and Related Transactions
          13. Please provide the full disclosure required by Item 404(b) relating to the review, approval, or ratification of transactions with related persons. For example, describe the standards you use to approve or ratify these transactions. See Item 404(b)(1)(ii) of Regulation S-K.
          As supplemental information, please be advised that our Board of Directors adopted a related person transactions policy at a meeting held on April 27, 2007. We intend to add to the 2008 Proxy Statement the requested disclosure relating to related persons transactions, and particularly will describe the standards that our Nominating Committee uses to approve or ratify related person transactions in accordance with this newly adopted policy.

Christian N. Windsor
October 26, 2007

* * *
          Additionally, as requested by the Staff, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
          If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (662) 680-2422, or our legal counsel in this regard, Marlee Mitchell at (615) 850-8943 or James Bristol at (615) 850-8922.

Sincerely,

Aubrey B. Patterson, Chairman and Chief
Executive Officer

cc:	Cathy S. Freeman
E. Marlee Mitchell, Esq.
James B. Bristol, Esq.